Exhibit B

Verification of Application

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and Comstock Funds Inc.; that he is the Treasurer of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 17th day of March, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s John C. Ball
Name: John C. Ball
Title: Treasurer